Exhibit 99.1

Norwegian Cruise Line Announces Pricing of Initial Public Offering

MIAMI, Florida – January 17, 2013 – Norwegian Cruise Line Holdings Ltd. (NASDAQ: NCLH), (the “Company” and together with NCL Corporation Ltd., “Norwegian”), today announced the pricing of its initial public offering of 23,529,412 of its ordinary shares at a price of $19.00 per share. In addition, the Company has granted underwriters a 30-day option to purchase up to 3,529,412 additional ordinary shares at the initial public offering price. The shares are expected to begin trading on the NASDAQ Global Select Market on January 18, 2013 under the symbol “NCLH”.

UBS Investment Bank and Barclays are acting as bookrunners and the representatives of the underwriters for the offering. Citigroup, Deutsche Bank Securities, Goldman, Sachs & Co. and J.P. Morgan are also acting as bookrunners for the offering. DNB Markets, HSBC, SunTrust Robinson Humphrey, Wells Fargo Securities and Lebenthal Capital Markets are acting as co-managers for the offering.

A registration statement relating to these securities has been filed with, and declared effective on January 17, 2013 by the Securities and Exchange Commission. The offering is being made only by means of a written prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering will be filed with the Securities and Exchange Commission, and may be obtained from: UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, Phone (888) 827-7275; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone (888) 603-5847 or Barclaysprospectus@broadridge.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Norwegian Cruise Line

Norwegian Cruise Line is a global cruise line operator, offering cruise experiences for guests with itineraries in North America (including Alaska and Hawaii), the Caribbean, Bermuda, the Mediterranean and the Baltic.

Forward Looking Statements

This press release contains “forward-looking” statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Norwegian expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include but are not limited to forward-looking statements about the proposed offering of ordinary shares of Norwegian, the business of Norwegian and the anticipated use of proceeds from the offering. There can be no assurance that actual results will not differ from those expected by management of Norwegian. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, please refer to the “Risk Factors” section of the amended registration statement on Form S-1 filed by Norwegian with the SEC on January 8, 2013 and the information included in subsequent amendments and other filings. These forward-looking statements are based on and include Norwegian’s expectations as of the date hereof. Norwegian does not undertake any obligation to update or revise such forward-looking statements to reflect events or circumstances that occur, or of which Norwegian becomes aware, after the date hereof.

Investor Relations Contacts	Media Contact
Andrea DeMarco	AnneMarie Mathews
(305) 468-2463	(305) 436-4799
InvestorRelations@ncl.com	PublicRelations@ncl.com